EXECUTED

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

02058000

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

RECD S.E.C.
SEP 19 2002
1086

SEPTEMBER 19, 2002

Embratel Holding Company

(Translation of registrant's name into English)

PROCESSED
SEP 20 2002
THOMSON FINANCIAL

SCN-Quadra CN2, Lote F, 2° Andar, Sala 204, Brasília-DF, Brazil
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

Form 20-F X Form 40-F __

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:]

Yes __ No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] N/A

Embratel Participações S.A.

TABLE OF CONTENTS

Item 1

Voluntary Certification of Interim Financial Statements

The following certification is made on a voluntary, one-time basis and is not required under the laws of Brazil, the United States or any other jurisdiction.

I, Daniel Eldon Crawford, the Chairman of Board of Directors and Vice-President of Embratel Participações S.A., have reviewed the second quarter 2002 Brazilian Corporate Law, local currency financial statements and certify that, to the best of my knowledge, based upon such review, and as of the end of the period covered by the report:

1. the report does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading; and

2. the financial statements, and other financial information included in the report, fairly present in all material respects the financial condition and results of operations of Embratel Participações S.A., individually and consolidated, as of, and for, the periods presented in the report.

Daniel Eldon Crawford
Chairman of Board of Directors and
Vice-President

Item 2

Voluntary Certification of Interim Financial Statements

The following certification is made on a voluntary, one-time basis and is not required under the laws of Brazil, the United States or any other jurisdiction.

I, Jorge Luis Rodriguez, the President of Empresa Brasileira de Telecomunicações S.A. – Embratel, operating company of Embratel Participações S.A., have reviewed the second quarter 2002 Brazilian Corporate Law, local currency financial statements of Embratel Participações S.A. and certify that, to the best of my knowledge, based upon such review, and as of the end of the period covered by the report:

1. the report does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading; and

2. the financial statements, and other financial information included in the report, fairly present in all material respects the financial condition and results of operations of Embratel Participações S.A., individually and consolidated, as of, and for, the periods presented in the report.

Jorge Luis Rodriguez
President

Item 3

Voluntary Certification of Interim Financial Statements

The following certification is made on a voluntary, one-time basis and is not required under the laws of Brazil, the United States or any other jurisdiction.

I, José Maria Zubiria Maqueo, the Investor Relations Director and Chief Financial Officer of Embratel Participações S.A., have reviewed the second quarter 2002 Brazilian Corporate Law, local currency financial statements and certify that, to the best of my knowledge, based upon such review, and as of the end of the period covered by the report:

1. the report does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading; and

2. the financial statements, and other financial information included in the report, fairly present in all material respects the financial condition and results of operations of Embratel Participações S.A., individually and consolidated, as of, and for, the periods presented in the report.

José Maria Zubiria Maqueo
Investor Relations Director and
Chief Financial Officer

Item 4

Embratel Participações S.A.

Report of Independent Public Accountants on the Special Review of Quarterly Information

Deloitte Touche Tohmatsu Auditores Independentes

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON THE SPECIAL REVIEW

(Translation of the report originally issued in Portuguese.
See Note 27 to the quarterly report.)

To the Shareholders and Board of Directors of
Embratel Participações S.A.:
Rio de Janeiro - RJ

1. We have made a special review of the quarterly report of EMBRATEL PARTICIPAÇÕES S.A. (a Brazilian corporation) and subsidiaries (company and consolidated), for the quarter ended June 30, 2002, prepared under the responsibility of the Company's management, in accordance with accounting practices emanating from Brazilian corporate law, which includes the balance sheets, the related statements of income and the report on performance.

2. Our review was conducted in accordance with specific standards established by the Brazilian Institute of Independent Auditors - Ibracon, together with the Federal Accounting Council, and comprised: (a) inquiries of and discussions with Company's Management responsible for the accounting, financial and operating areas as to the principal criteria adopted in the preparation of the quarterly information; and (b) review of information and subsequent events that had or might have had significant effects on the financial position and operations of the Company.

3. Based on our special review, we are not aware of any material modification that should be made to the information contained in the quarterly report referred to in paragraph 1, for it to be in accordance with accounting practices established by the Brazilian corporate law and presented in accordance with standards laid down by Brazilian Securities Commission (CVM), specifically applicable to the preparation of quarterly information.

4. The balance sheets (company and consolidated) as of March 31, 2002, and the statements of income (company and consolidated) for the quarter ended March 31, 2002, included in the statements of income for the semester ended June 30, 2002, and the quarter and semester ended June 30, 2001, presented for comparative purposes, were reviewed by other independent public accountants, and an unqualified special report was issued on May 7, 2002 and July 25, 2001, respectively.

Rio de Janeiro, August 08, 2002

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Francisco Papellás Filho
Engagement Partner

EMBRATEL PARTICIPAÇÕES S.A.

BALANCE SHEETS AS OF JUNE 30, 2002 AND MARCH 31, 2002

(In thousands of Brazilian reais)

(Translation of the report originally issued in Portuguese.
See Note 27 to the financial statements)

A S S E T S

		Company		Consolidated	
	Notes	June 30, 2002	March 31, 2002	June 30, 2002	March 31, 2002
CURRENT ASSETS		49,373	49,537	3,440,019	3,207,606
Cash and cash equivalents	11	20,675	21,038	617,436	661,760
Trade accounts receivable	12	-	-	1,974,994	1,886,655
Deferred and recoverable taxes	13	28,628	28,499	575,053	415,711
Other current assets		70	-	272,536	243,480
NONCURRENT ASSETS		12,516	12,516	1,250,669	1,188,078
Deferred and recoverable taxes	13	-	-	853,232	788,288
Deposits in court		12,516	12,516	343,974	343,818
Other noncurrent assets		-	-	53,463	55,972
PERMANENT ASSETS		5,155,622	5,307,775	8,219,943	8,162,379
Investments	14	5,155,622	5,307,775	207,847	170,801
Property, plant and equipment	15	-	-	7,870,012	7,839,345
Deferred assets	16	-	-	142,084	152,233
Total assets		5,217,511	5,369,828	12,910,631	12,558,063

The accompanying notes are an integral
part of these balance sheets.

EMBRATEL PARTICIPAÇÕES S.A.

BALANCE SHEETS AS OF JUNE 30, 2002 AND MARCH 31, 2002

(In thousands of Brazilian reais)

(Translation of the report originally issued in Portuguese.
See Note 27 to the financial statements)

LIABILITIES AND SHAREHOLDERS' EQUITY

		Company		Consolidated	
	Notes	June 30, 2002	March 31, 2002	June 30, 2002	March 31, 2002
CURRENT LIABILITIES		46,210	46,340	3,867,025	3,738,207
Personnel, charges and social benefits		-	3	115,299	113,967
Accounts payable and accrued expenses	17	1	168	1,618,007	1,619,244
Taxes and contributions	18	22,561	22,584	346,216	472,806
Dividends and interest payable on capital	22	23,505	23,528	23,505	31,822
Loans and financing	19	-	-	1,441,770	1,195,865
Provision for contingencies	20	-	-	47,868	37,590
Employees' profit sharing		-	-	25,803	31,362
Actuarial liabilities – Telos	21	-	-	61,410	62,675
Related party liabilities	23	83	-	70,665	48,655
Other current liabilities		60	57	116,482	124,221
NONCURRENT LIABILITIES		13,431	13,431	3,510,089	3,136,247
Loans and financing	19	-	-	2,936,839	2,553,508
Actuarial liabilities – Telos	21	-	-	342,873	352,362
Taxes and contributions	18	12,516	12,516	229,462	229,462
Sundry credits		915	915	915	915
DEFERRED INCOME		-	-	134,579	134,158
MINORITY INTEREST		-	-	241,068	239,394
SHAREHOLDERS' EQUITY	22	5,157,870	5,310,057	5,157,870	5,310,057
Capital stock paid-in		2,273,913	2,273,913	2,273,913	2,273,913
Revenue reserves		1,912,113	1,912,113	1,912,113	1,912,113
Treasury stock		(41,101)	(41,101)	(41,101)	(41,101)
Retained earnings		1,012,945	1,165,132	1,012,945	1,165,132
Total liabilities and shareholders' equity		5,217,511	5,369,828	12,910,631	12,558,063

The accompanying notes are an integral
part of these balance sheets.

EMBRATEL PARTICIPAÇÕES S.A.

STATEMENTS OF INCOME

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2001

(In thousands of Brazilian reais, except share data)

(Translation of the report originally issued in Portuguese.
See Note 27 to the financial statements)

		Company		Consolidated	
		June 30		June 30	
	Notes	2002	2001	2002	2001
GROSS OPERATING REVENUE:					
Telecommunications services		-	-	4,692,885	5,013,804
Gross revenue deductions		-	-	(1,084,909)	(1,310,598)
Net operating revenue	5	-	-	3,607,976	3,703,206
Cost of services	6	-	-	(2,382,833)	(2,447,796)
Gross profit		-	-	1,225,143	1,255,410
OPERATING REVENUES (EXPENSES)		(190,491)	(64,443)	(1,083,457)	(941,126)
Selling expenses	7	-	-	(541,086)	(522,858)
General and administrative expenses	8	(1,634)	(1,609)	(539,860)	(432,252)
Other operating revenues (expenses), net		-	-	(2,511)	13,984
Equity method results		(188,857)	(62,834)	-	-
OPERATING INCOME (LOSS) BEFORE INTEREST		(190,491)	(64,443)	141,686	314,284
Interest income (expense)	9	1,758	810	(678,697)	(361,427)
OPERATING LOSS		(188,733)	(63,633)	(537,011)	(47,143)
Extraordinary nonoperating income - ILL	10	-	-	198,131	-
Nonoperating income (expense), net		(57)	(29)	3,986	(7,179)
NET LOSS BEFORE TAXES, PROFIT SHARING AND MINORITY INTEREST		(188,790)	(63,662)	(334,894)	(54,322)
Income tax and social contribution on profits	10	(11)	-	165,871	8,859
Employees' profit sharing		-	-	(14,992)	(23,115)
Minority interest		-	-	(4,625)	(3,998)
NET LOSS FOR THE YEAR	22	(188,801)	(63,662)	(188,640)	(72,576)
QUANTITY OF OUTSTANDING SHARES (IN THOUSANDS)		332,932,361	332,932,361		
NET LOSS PER THOUSAND SHARES IN R$		(0.57)	(0.19)		

The accompanying notes are an integral
part of these financial statements.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS

AS OF AND FOR THE FIRST SEMESTER OF 2002

(In thousands of Brazilian reais, except as indicated otherwise)

(Translation of the report originally issued in Portuguese. See Note 27 to the financial statements)

1.OPERATING OVERVIEW

Embratel Participações S.A. was incorporated in accordance with article 189 of Law no. 9,472/97 - General Telecommunications Law - based on Decree no. 2,546 of April 14, 1998. The Company resulted from the spin-off from Telecomunicações Brasileiras S.A. - Telebrás, as approved at the May 22, 1998 General Meeting of Shareholders. The spin-off was based on an appraisal report as of February 28, 1998.

The Federal Government sold its interest of 19.26% in Embratel Participações S.A., at a public auction at the Rio de Janeiro Stock Exchange held on July 29, 1998, to Startel Participações Ltda. (WorldCom).

Embratel Participações S.A. holds 98.8% of the capital of Empresa Brasileira de Telecomunicações S.A. - Embratel. Embratel provides international and domestic long-distance telecommunications services in Brazil, under the terms of the concession authorized by the Federal Government, which will expire on December 31, 2005, and may be renewed for a 20-year term.

On November 1, 2000, the subsidiary Embratel incorporated Star One S.A. to manage satellite operations, becoming the main Brazilian provider of transponders for radio-communication services such as: (i) network services; (ii) end-to-end telecommunications services; and (iii) transmission of radio and television broadcasting. On the date of incorporation, all terms and conditions related to Brazilian satellite rights and obligations were transferred to Star One, which became the licensee for providing these services until December 31, 2005, free of any burden, except when indicated, renewable for a 15-year term.

The businesses of the subsidiaries, Embratel and Star One S.A., are regulated by the regulatory authority for the Brazilian telecommunications industry ANATEL (Agência Nacional de Telecomunicações), pursuant to Law No. 9,472, of July 16, 1997 and related regulations, decrees, decisions and plans.

2. PRESENTATION OF FINANCIAL STATEMENTS

The individual and consolidated financial statements were prepared in accordance with accounting practices established by the Brazilian corporate law, instructions applicable to telecommunications concessionaires and rules and accounting procedures established by the Brazilian Securities Commission (CVM - Comissão de Valores Mobiliários).

The deferred and recoverable taxes balance as of March 31, 2002 were reclassified for comparability.

3. SUMMARY OF PRINCIPAL ACCOUNTING PRACTICES

a. Cash and Cash Equivalents

Cash and cash equivalents are highly liquid temporary investments that will be held until maturity and are recorded at cost, plus interest earned through the balance sheet date, limited to market value.

b. Trade Accounts Receivable

Trade Accounts Receivable refer primarily to the amounts receivable from long distance domestic and international telecommunication and data services, billed and/or unbilled at the closing dates of the financial statements, through operating telecommunications companies.

Allowances for doubtful accounts are accrued for receivables for which recoverability is considered doubtful.

c. Foreign Currency Transactions

Assets and liabilities denominated in foreign currency are stated at the exchange rate prevailing at the closing dates of the financial statements. Exchange gains or losses are recorded in the income statement, classified as Interest Income (Expense) when incurred. The effects of exchange rate differences are detailed in Note 9.

d. Investments

This account refers substantially to investments in subsidiaries, recorded under the equity method. Other investments refer mainly to equity in satellite companies Intelsat, Inmarsat and New Skies, recorded at acquisition cost, adjusted for any exchange gains or losses and net of provisions for probable losses, when applicable.

e. Property, Plant and Equipment

Property, plant and equipment is recorded at cost of acquisition and/or construction, less the accumulated depreciation, monetarily restated up to December 31, 1995.

Expenses for maintenance and repair are expensed as incurred. Expenditures for betterment to fixed assets (which increase the utility of the asset or extend the physical life) are capitalized. The interest charges arising from financing of construction in progress are recorded in Property, Plant and Equipment.

As described in Note 15, fixed assets acquired through leasing contracts are capitalized and the corresponding lease finance reported as a liability. The liabilities arising from such transactions bear interest and, where applicable, exchange variations.

The current annual depreciation rates used are calculated on the straight-line method based on the expected useful life of the assets. The main rates are shown in Note 15.

f. Deferred Assets

This represents the goodwill associated with the acquisition of Acessonet Ltda., which is being amortized over 5 (five) years (Note 16).

g. Income Tax and Social Contribution

The corporate income tax and social contribution on net income are recorded on an accrual basis. Deferred taxes are provided on temporary differences, tax losses and negative basis for social contribution purposes, as described in Notes 10, 13 and 18.

h. Provision for Contingencies

The provision for contingencies is updated through the closing dates of the financial statements based on the probable loss, according to the nature of each contingency. The basis and nature of the provisions are described in Note 20.

i. Actuarial Liabilities - Telos

The subsidiaries Embratel and Star One sponsor a separate entity that provides pensions and other post-retirement benefits for their employees (Note 21). Contributions to the defined benefits plan, defined contributions plan and health care plan for retired employees are recorded on the accrual basis. Contributions to the defined benefits plan are determined according to actuarial calculations.

Actuarial liabilities were calculated and recognized in financial statements as of December 31, 2001, according to CVM Deliberation No. 371 issued on December 13, 2000.

j. Deferred Income

This amount is related to the sale of rights of way primarily for fiber optic cables to Brazilian telecommunications companies and other international companies with activities in the Mercosur, and is reflected in results according to the terms of the contracts.

k. Revenue Recognition

Revenues from services are recognized using the accrual method of accounting, after deducting an estimate for billing errors or disputes. Revenues from international services also include revenues earned under bilateral agreements between the subsidiary Embratel and overseas telecommunications companies. These agreements govern tariffs paid by the subsidiary to the foreign entities for the use of their facilities in connecting international calls billed outside Brazil. Revenues from international calls are recognized monthly as they are made, net of the cost of services rendered by overseas telecommunications companies.

l. Interest Income (Expense)

This represents interest and exchange and monetary variations resulting from marketable securities and loans and financing obtained, which are recognized on an accrual basis.

m. Employees' Profit Sharing

The subsidiaries Embratel and Star One have provided for employee's profit sharing, payment of which is subject to approval by the General Meeting of Shareholders.

n. Minority Interests

Refers to the minority shareholder interests in the Embratel and Star One subsidiaries.

o. Net Loss per Thousand Shares

Net loss per thousand shares are calculated based on the number of shares outstanding at the balance sheet date.

p. Use of Estimates

The preparation of the consolidated financial statements requires that Management makes estimates and assumptions related to the recording of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the consolidated financial statements, and the reported amounts of income and expenses throughout the period. Actual results may differ from these estimates.

4. CONSOLIDATION PROCEDURES

For consolidation purposes, intercompany balances and transactions were eliminated, including items such as intercompany investments, unrealized profits, when applicable, equity adjustments, intercompany income and expense accounts and intercompany balances under short and long-term assets and liabilities. The intercompany investments were eliminated against the respective intercompany shareholders' equity. Minority interests in the results and shareholders' equity are also separately reported.

The consolidated financial statement as of June 30 and March 31, 2002 include the financial statements of Embratel Participações S.A. and of its direct and indirect subsidiaries, as follows:

	Voting capital stock	
	Direct and/or indirect share (%)	
	June 30, 2002	March 31, 2002
Empresa Brasileira de Telecomunicações S.A. - Embratel	98.8	98.8
Embratel Soluções Ltda. (1)	-	100.0
BrasilCenter Comunicações Ltda.	100.0	100.0
Embratel Americas, Inc.	100.0	100.0
Star One S.A.	80.0	80.0
Ponape Telecomunicações Ltda.	100.0	100.0
Palau Telecomunicações Ltda.	100.0	100.0
Embratel Clearinghouse Ltda.	100.0	100.0
Embratel Internacional S.A.	100.0	100.0

(1) Embratel Soluções Ltda. finished its activities in April 2002.

5. NET OPERATING REVENUE

	Consolidated	
	Six-month period ended	
	2002	2001
Voice-		
Domestic long-distance	2,253,683	2,239,675
International long-distance	334,671	455,914
	2,588,354	2,695,589
Data & Internet-		
Corporate and other	867,510	824,304
Telecommunications companies	38,896	70,128
	906,406	894,432
Other services	113,216	113,185
Total	3,607,976	3,703,206

6. COST OF SERVICES

	Consolidated	
	Six-month period ended	
	June 30	
	2002	2001
Interconnection/facilities	(1,694,550)	(1,766,637)
Depreciation and amortization	(475,179)	(447,054)
Personnel	(100,766)	(114,911)
Third-party services	(93,370)	(77,367)
Other	(18,968)	(41,827)
Total	(2,382,833)	(2,447,796)

The facilities costs represent charges by the local fixed-line telephone companies for the use of private-circuit lines, and interconnection charges paid by the subsidiary Embratel to the three regional fixed-line companies, in accordance with the interconnection regime under Anatel Resolution No. 33, effective since April 1, 1998.

7. SELLING EXPENSES

	Consolidated	
	Six-month period ended	
	June 30	
	2001	2000
Allowance for doubtful accounts	(336,707)	(320,872)
Personnel	(115,534)	(112,164)
Depreciation and amortization	(1,670)	(1,212)
Other	(87,175)	(88,610)
Total	(541,086)	(522,858)

8. GENERAL AND ADMINISTRATIVE EXPENSES

	Consolidated	
	Six-month period ended June 30	
	2002	2001
Third-party, advisory and consulting services	(272,263)	(184,079)
Taxes	(97,661)	(82,174)
Personnel	(77,849)	(74,653)
Depreciation and amortization	(76,165)	(61,390)
Other	(15,922)	(29,956)
Total	(539,860)	(432,252)

9. INTEREST INCOME (EXPENSE)

	Company		Consolidated	
	Six-month period ended June 30		Six-month period ended June 30	
	2002	2001	2002	2001
Interest income-				
Interest on temporary investments	1,758	810	71,759	38,650
Exchange variation – credit	-	-	119,602	81,808
Subtotal	1,758	810	191,361	120,458
Interest expense-				
Interest charges	-	-	(182,049)	(148,858)
Exchange variation – charge	-	-	(688,009)	(333,027)
Subtotal	-	-	(870,058)	(481,885)
Total	1,758	810	(678,697)	(361,427)

In the first semester of 2002, the Brazilian real devalued by 22.58% (17.87% in 2001) against the US dollar, resulting in an exchange variation expense in the amount of R$688,009 in the period (R$333,027 in 2001), net of gain on hedge contracts recorded during the period, in the amount of R$357,951 (R$96,357 in 2001).

10. INCOME TAX AND SOCIAL CONTRIBUTION

The Company and its subsidiaries accrue income tax (IRPJ) and social contribution on profits (CSSL) on a monthly basis, paying such taxes on monthly estimates of taxable income based on the related interim financial statements, as provided in current tax legislation. The amounts of the prepaid Income Tax and Social Contribution are recorded as Income Tax - Estimated and Social Contribution - Estimated, and are shown as a deduction from the taxes payable (see Note 18).

Tax legislation introduced in 1995 (Law No. 8,981) limited the offset of accumulated tax losses and negative calculation basis for social contribution on profits to 30% (thirty percent) of taxable income in each fiscal year. On June 30, 2002, the subsidiary Embratel had R$600,921 of tax losses and R$489,738 of negative basis of social contribution available for offset against future taxable income.

10.1 Income Tax and Social Contribution Income (Expenses)

The income tax and social contribution expense is comprised of the current expense for the quarter, computed in accordance with current tax legislation, and of the deferred expense, corresponding to the effects of the taxes on the temporary differences arising or realized in the quarter. The deferred income tax and social contribution for the six-month periods ended June 30, 2002 and 2001 totals R$184,182 e R$19,015, respectively (consolidated), and were calculated on the allowance for doubtful accounts, accelerated depreciation, tax losses, temporarily nondeductible taxes, and other temporarily taxable and nondeductible revenues and expenses (Note 13).

Breakdown of Income Tax and Social Contribution Income (Expenses)

	Consolidated	
	Six-month period ended June 30	
	2002	2001
Current-		
Social Contribution	(4,813)	(2,692)
Income Tax	(13,498)	(7,464)
Total current expense	(18,311)	(10,156)
Deferred-		
Social Contribution	48,755	6,703
Income Tax	135,427	12,312
Total deferred income	184,182	19,015
Total	165,871	8,859

The current expense on income tax and social contribution, presented in the income statement of the first semester of 2002 and 2001 arises substantially from the subsidiary Star One.

10.2 Reconciliation of Tax Income (Expenses) with Nominal Rates

The reconciliation between the income tax and the social contribution, calculated based on the statutory tax rates, and the amounts recorded as income tax and social contribution income/expense is shown below:

	Consolidated	
	Six-month period ended June 30	
	2002	2001
Income before taxes and profit-sharing	(334,894)	(54,322)
Employee's profit sharing	(14,992)	(23,115)
Net loss before taxes	(349,886)	(77,437)
Social contribution income at nominal rate	31,490	6,969
Rate adjustment to obtain effective rate-		
Social contribution credit set up on exempt international income	-	2,261
Amortization of social contribution on goodwill from merger	(1,190)	(1,190)
Non-deductible financial charges	-	(2,480)
Favorable decision on ILL law suit (note 10.2.a)	12,961	-
Other	681	(1,549)
Social contribution benefit on statement of income	43,942	4,011
Income tax income at nominal rate (25%)	87,472	19,359
Rate adjustment to obtain effective rate-		
Amortization of income tax on goodwill from merger	(3,306)	(3,306)
Non-deductible financial charges	-	(6,890)
Favorable decision on ILL law suit (note 10.2.a)	36,002	-
Other	1.761	(4,315)
Corporate income tax credit on statement of income	121,929	4,848
Total (corporate income tax + social contribution)	165,871	8,859

The provision for income tax was accrued based on taxable income at the rate of 15%, plus the additional 10% foreseen in the law. The social contribution was calculated at the rate of 9% in accordance with Provisional Measure No. 1991-12 of December 14, 1999.

a. Recovery of Tax on Net Income (ILL)

From 1989 through 1992, the Federal Government imposed a tax on profit distributions (ILL – Imposto sobre o Lucro Líquido). During this period, the Company regularly paid this tax in accordance with the provisions of tax legislation. In 1996, in a specific lawsuit, the Brazilian Supreme Court ruled that ILL was unconstitutional, since undistributed profits do not represent a taxable event. This decision created jurisprudence on the issue, stimulating other tax payers to go to court. In 1999 the Company filed a lawsuit, and obtained an injunction in order to get a tax credit. This amount was offset against income tax that Embratel would have paid from May 1999 to July 2001. Upon making this offset, Embratel did not credit the amounts offset to income statement as the offset was still subject to final decision by a higher court. In May , 2001, the second judicial level (Tribunal Regional Federal) further confirmed the right of offset. In May, 2002, the Administrative Tax Court further ruled that ILL recovery was not subject to Income Tax as it had not been treated as a tax deductible expense when paid between 1989 and 1992. Considering that the Supreme Court is no longer accepting appeals on this issue, the Company decided to recognize in 2002 as extraordinary income the related amounts described below.

	Consolidated
	June 30, 2002
Reversal due to favorable decision on ILL suit	144,006
Financial income – monetary variation	54,125
Total	198,131

11. CASH AND CASH EQUIVALENTS

	Company		Consolidated	
	June 30, 2002	March 31, 2002	June 30, 2002	March 31, 2002
Cash and bank deposits	79	106	224,737	317,031
Foreign short-term investments	-	-	140,490	104,282
Marketable securities	20,596	20,932	252,209	240,447
Total	20,675	21,038	617,436	661,760

Marketable securities are represented primarily by fixed income bonds. The investments abroad are funded from mutual traffic revenues received from international operators and invested in short-term financial applications.

12. TRADE ACCOUNTS RECEIVABLE

	Consolidated	
	June 30, 2002	March 31, 2002
Voice services	2,650,175	2,517,260
Data, telecom operators and other services	699,382	634,444
Foreign administrators	339,678	285,674
Subtotal	3,689,235	3,437,378
Allowance for doubtful accounts	(1,714,241)	(1,550,723)
Total	1,974,994	1,886,655

13. DEFERRED AND RECOVERABLE TAXES

	Company		Consolidated	
	June 30, 2002	March 31, 2002	June 30, 2002	March 31, 2002
Deferred tax assets-				
Provision for write-off of property, plant and equipment	-	-	10,007	10,897
Accelerated depreciation	-	-	19,648	24,511
Tax losses	-	-	150,230	38,989
Negative basis of social contribution purposes	-	-	44,076	4,022
Allowance for doubtful accounts	-	-	582,842	527,246
Goodwill on the acquisition of investment	-	-	31,469	33,717
Cofins/PIS - temporarily non-deductible	1,872	1,872	89,295	89,263
Other deferred taxes (provisions)	-	-	133,563	139,653
Withholding income tax (IRRF)	3,193	3,064	37,168	28,607
Recoverable income tax/social contribution	95	95	52,769	12,360
Value-added goods and services tax - ICMS	-	-	245,735	220,843
Other	23,468	23,468	31,483	73,891
Total	28,628	28,499	1,428,285	1,203,999
Current	28,628	28,499	575,053	415,711
Noncurrent	-	-	853,232	788,288

As part of the agreement for the admission of a new partner in the subsidiary Star One S.A., in January 2001, SES Participações Ltda. (the Brazilian subsidiary of the new partner) was merged into Star One S.A. Deferred Income Tax and Social Contribution credits (Assets), in the amount of R$31,469 as of June 30, 2002 and R$33,717 as of March 31, 2002, result from that merger, and were recognized in Star One S.A.'s financial statements against a corresponding credit to a special reserve for goodwill in the shareholders' equity of the referred subsidiary, as foreseen in article 6 of CVM Instruction No. 319/99.

Deferred taxes were recorded based on the assumption of future realization, as follows:

a. Tax losses and negative basis will be compensated at the limit of 30% of the taxable income in each period.

b. Goodwill on investment: The recovery will occur proportionally to the amortization of the goodwill from the subsidiary Star One, in a 5-year term.

c. Other temporary differences: the realization will occur with the payment of the provisions and the actual loss with the doubtful accounts.

In July 2002, Instruction CVM 371 was issued, establishing cumulative conditions for recording and maintenance of deferred assets arising from temporary differences and tax losses and negative basis of social contribution, as follows:

- Presentation of historical profitability through generation of taxable income in, at least, three of five tax periods, or presentation of actions implemented for generation of taxable income in the future; and

- Presentation of expectation of generation of taxable income in the future. The projected income has to be discounted to present value based on the expected term for realization, supported by a study which demonstrates the realization of the deferred tax assets over a maximum term of ten years.

Additionally, this Instruction determines that the maintenance of the capitalized amounts must be supported by updated financial projections.

Preliminary financial projections, which are pending formal approval by the Company's Board of Directors and Fiscal Counsel, indicate the full recovery of the amounts recognized by the subsidiary within the period defined by this Instruction.

The referred financial projections were prepared under the best Management estimates on the future conditions of the Company. Due to the nature of prospective information and the inherent uncertainties of information based on future events, mainly considering the market which the Company operates, there may be significant differences between the actual results and those shown by the financial projections.

14. INVESTMENTS

	Company	
	June 30, 2002	March 31, 2002
Investments - at equity-		
Empresa Brasileira de Telecomunicações S.A.	5,155,641	5,307,733
Embratel Soluções Ltda.	-	61
Ponape Telecomunicações Ltda.	10	10
Other investments - at cost	(29)	(29)
Total	5,155,622	5,307,775

The consolidated balance of investments as of June 30 and March 31, 2002, R$207,847 and R$170,801, respectively, refers substantially to interest in international satellite companies.

15. PROPERTY, PLANT AND EQUIPMENT

		Consolidated			
		June 30, 2002			March 31, 2002
	Annual depreciation rates (%)	Cost	Accumulated depreciation	Net book value	Net book value
Construction in progress	-	1,244,321	-	1,244,321	1,503,208
Switching equipment	7.69	1,722,179	(663,885)	1,058,294	953,925
Transmission equipment	10.00 to 20.00	7,364,887	(3,407,956)	3,956,931	3,792,810
Buildings and ducts	4.00	1,249,110	(621,531)	627,579	630,474
Other assets	5.00 to 20.00 (*)	1,944,391	(961,504)	982,887	958,928
Total		13,524,888	(5,654,876)	7,870,012	7,839,345

(*) Except for land, which on June 30 and March 31, 2002 amount to R$189,657 and R$189,660, respectively.

On June 30, 2002, fully depreciated assets amount to R$1,466,183 (R$1,393,481 on March 31, 2002).

Certain fixed assets are allocated for use in services provided under concession, which prevents their removal, disposal, assignment or use as guarantee in mortgages without the express prior authorization of the regulatory authority.

In the first quarter of 2002, the Company decided to start capitalizing the assets acquired through financial leasing contracts and to treat the corresponding obligations as liabilities. Therefore, on the date of the adoption of this practice, the accumulated cost of the leased assets was identified, the related accumulated depreciation calculated according to the estimated useful life of the assets, the amount of the corresponding liabilities was determined, and the amounts recorded. The adoption of this practice has not significantly impacted the financial statements.

16. DEFERRED ASSETS

On July 23, 2001, the subsidiary Acessonet Ltda. was merged into the subsidiary Embratel. As required by CVM Instruction No. 319/99 for cases when goodwill paid is economically supported by forecast future profits, the subsidiary Embratel transferred the goodwill paid upon the acquisition of Acessonet, in December 2000, to a specific account in deferred charges.

17. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	Consolidated	
	June 30, 2002	March 31, 2002
Suppliers	1,176,027	1,233,171
Foreign administrators	340,217	285,079
Consignment for third-parties/other	101,763	100,994
Total	1,618,007	1,619,244

18. TAXES AND CONTRIBUTIONS

	Company		Consolidated	
	June 30, 2002	March 31, 2002	June 30, 2002	March 31, 2002
Indirect taxes-				
ICMS (value-added goods and service tax)	-	-	110,757	88,693
PIS/Cofins (social/finance contributions)	9	11	39,735	27,349
PIS/Pasep - in suspension	2,229	2,229	98,710	96,422
Cofins - judicial deposit in court (increase of tax rate from 2% to 3%)	10,287	10,287	185,923	185,923
ISS (municipal service tax)	-	-	5,268	6,106
Other	-	-	8,723	8,739
Income taxes-				
Income tax on interest on capital	22,600	22,600	22,600	22,600
Income tax in suspension - Federal Senate Resolution No. 82/92	-	-	-	194,027
Income tax - estimate	(38)	(20)	44,792	21,078
Social contribution - estimate	(10)	(7)	16,004	7,476
Deferred taxes - liabilities-				
Law No. 8200/91 - supplementary monetary restatement	-	-	43,166	43,855
Total	35,077	35,100	575,678	702,268
Current	22,561	22,584	346,216	472,806
Noncurrent	12,516	12,516	229,462	229,462

19. LOANS AND FINANCING

	Consolidated			
	June 30, 2002			March 31, 2002
	Principal	Interest	Total	Total
Financial institutions	4,265,737	88,753	4,354,490	3,724,382
Suppliers	23,833	286	24,119	24,991
Total	4,289,570	89,039	4,378,609	3,749,373
Current	1,387,309	54,461	1,441,770	1,195,865
Noncurrent	2,902,261	34,578	2,936,839	2,553,508

Loans and financing with financial institutions are primarily denominated in foreign currency. Part of the debt is hedged against devaluation of the Brazilian Real through "swap" operations (Note 25), as described below:

	Amounts	%	Average cost of debt	Maturity
Current-				
Hedged debt (notional amount)	1,073,403	74.6	93.65% CDI p.a.	Up to 12 months
Unhedged debt	368,367	25.4	8.61% p.a. in foreign currency (I)	Up to 12 months
Total short term debt	1,441,770	100.0		
Noncurrent-				
Hedged debt (notional amount)	729,636	24.8	99.30% CDI p.a.	Up to 2.16 years
Unhedged debt	2,207,203	75.2	8.48% p.a. in foreign currency (I)	Up to 8.30 years
Total long term debt	2,936,839	100.0		
Total-				
Hedged debt	1,803,039	41.2		
Unhedged debt	2,575,570	58.8		
Total debt	4,378,609	100.0		

(I) Various interest rates in different currencies expressed in US Dollar equivalents as if all loans were US$ denominated. The breakdown of debt by currency appears in item (c) of this note.

The Company's policy is to hedge all new debt with maturity of less than three years. This policy seeks to achieve a balance between preserving cash and protecting results from significant variations on exchange rates.

The suppliers' financing is foreign currency denominated and refers to purchases of materials and equipment used to enhance domestic and international telecommunication services.

a. Mode/Objective

	June 30, 2002	March 31, 2002
Local currency-		
Permanent assets financing-		
Financial institutions	33,280	36,875
Total in local currency	33,280	36,875
Foreign currency-		
Working capital	2,452,458	2,066,266
Permanent assets financing-		
Financial institutions	1,868,752	1,621,241
Suppliers	24,119	24,991
Total in foreign currency	4,345,329	3,712,498

b. Repayment Schedule

Noncurrent debt is scheduled to be repaid as follows:

Year	June 30, 2002	March 31, 2002
2003	1,008,453	1,090,255
2004	919,612	709,782
2005	443,058	331,698
2006	268,633	188,912
2007 and after	297,083	232,861
Total	2,936,839	2,553,508

c. Breakdown by Currency

	June 30, 2002		March 31, 2002	
Updated by	Exchange rate as of (in R$)	Amount	Exchange rate as of (in R$)	Amount
Real	-	33,280	-	36,875
US Dollar	2.844400	2,662,239	2.323600	2,375,027
French Franc	0.432669	210,062	0.310358	166,326
German Mark	1.451113	13,493	1.040899	10,640
Japanese Yen	0.023787	1,459,535	0.017520	1,160,505
Total		4,378,609		3,749,373

d. Guarantees

Loans and financing operations are guaranteed primarily by promissory notes.

e. Star One

On April 19, 2002 the subsidiary Star One entered into a financial agreement with BNP Paribas in order to finance 85% of C1 satellite construction costs and 100% of the insurance premium to be paid to COFACE ("Compagnie Française d'Assurance pour le Commerce Extérieur"). The total amount is equivalent to US$122,337, with 36 months of grace period and 14 equal and consecutive semi-annual installments, resulting in a 9.5 year contract. During the grace period, the interest rate will be at the sum of the six-month LIBOR plus a margin of 0.75% per annum and during the repayment period, 5.96% per annum. The first draw is expected to occur in August 2002. On June 30, 2002, the subsidiary Star One had accrued R$2,154 related to legal management, commitment, structuring fees and other expenses of the referred contract.

20. PROVISION FOR CONTINGENCIES

In the normal course of business, the subsidiary Embratel is party to legal proceedings and potential discussions, which were or may be raised by competent Authorities, including among others, labor, social security, tax, administrative and civil issues.

A significant portion of the contingencies discussed below involve complex issues, with unique characteristics applying either to Embratel itself or the telecommunications industry, and arise from different interpretations of the laws in effect, which are not yet covered by consolidated jurisprudence.

It should also be noted that most issues discussed below result from procedures followed prior to the Company's privatization, based on instructions issued by government entities at the time.

Based on the facts currently available and on the legal advisors' opinion, Embratel's Management believes that the outcome of a significant portion of present and future claims will be favorable to the Company.

Contingencies which have been evaluated as probable losses are provisioned in the financial statements, as follows:

	June 30, 2002	March 31, 2002
Commercial disputes with third parties (item a)	14,572	11,340
Labor claims (item b)	26,796	19,750
Other judicial claims (item f)	6,500	6,500
Total provision for contingencies	47,868	37,590

a. Commercial Disputes with Third Parties

Subsidiary Embratel was notified of a decision in an arbitration case administrated by the International Court of Arbitration - ICA, Paris, where Embratel and another company were discussing credits and rights deriving from contractual infringements.

Since the arbitrators decided in favor of the other company, the Company accrued a provision in the amount of R$14,572 in its financial statements.

b. Labor Claims

The provision for loss on labor claims amounted to R$26,796 on June 30, 2002 (R$19,750 on March 31, 2002). Such amount represents Management's estimate, based on legal advice of probable loss on numerous suits filed by current and former employees. Additionally, the Company had unaccrued labor contingencies, on June 30, 2002, in the amount of, approximately, R$29,000 million related to those claims for which the probability of loss was estimated as possible by legal counsel, thus no provision was recorded in the financial statements.

b.1 - INSS (Brazilian Social Security Institute)

On September 5, 2001, the subsidiary Embratel became aware of an unfavorable decision of the Social Security Council of Appeal on a claim regarding the applicability of Social Security charges (INSS) to certain fringe benefits, such as vacation bonus, life insurance, etc. The total amount of the INSS assessment is R$55,000. Having exhausted appeals at the administrative levels, the Company immediately filed a court appeal seeking to cancel this assessment. Based on this initial appeal, more than 70% of the credit is currently in suspension, without any requirement for a deposit or guarantee, by force of early relief granted by the Court. The amount which was not covered by the initial appeal is currently deposited in court. In light of the good chances of success on the judicial appeal and in view of analyses conducted internally and by external counsel, which have identified a series of mistakes in the calculations of the claims made by INSS, no loss provision was recorded relating to this assessment.

c. Tax Contingencies

c.1 - Withholding Income Tax on Remittances to Foreign Telecommunications Companies

The subsidiary Embratel regularly makes payments to foreign telecommunications companies to complete international calls that originate in Brazil and terminate in a foreign country (outbound traffic). The Brazilian income tax law generally requires Brazilian recipients of services from foreign companies to withhold 25% from payments to such foreign companies for such services. However, based on decisions made in 1952 and 1953 by both the Brazilian Finance Ministry and the Taxpayers' Council, the Company has never withheld Brazilian income tax from such payments.

In addition, the International Telecommunications Convention of Nairobi, Kenya (Nairobi Treaty), dated November 6, 1982, is in force in Brazil, having been approved by Decree Law No. 55, of October 4, 1989, ratified by Presidential letter of January 21, 1990, and promulgated by Presidential Decree No. 70, of March 26, 1991. As a result, the subsidiary Embratel is required to comply with the Administrative Regulation of the International Telecommunication Union (ITU), of which Brazil is a member. Accordingly, Management believes that the subsidiary Embratel is under no obligation to withhold income tax on the remittances abroad to telephone operators for payment of international calls originating from Brazil, as established in the International Telecommunications Regulations approved in Melbourne, Australia, on December 9, 1988.

On February 8, 1999, the Company made a formal consultation on the matter to the Brazilian Income Tax authorities. In their September 3, 1999 reply, the tax authorities claimed that the exemption from the withholding income tax on remittances abroad is applicable only as from October 19, 1998, based on Decree No. 2,962/99, which approved the Constitution and Convention of the ITU. In their reply, the tax authorities also recognized that the withholding income tax on remittances made by the Company to foreign telecommunication operators should comply with Article 7 of the OECD Model. These guidelines are followed by Brazil for bilateral treaties on avoidance of double taxation, wherever doing so does not result in breaches of specific treaties or of additional protocol.

The Company decided to request a writ of mandamus from the 14th Federal Court of Rio de Janeiro, and on September 30, 1999 obtained a preliminary court decision suspending the ability of the tax authorities to demand payment of the tax which is the subject of the above-mentioned consultation.

On December 23, 1999, the Company was assessed by the Federal Revenue Agency (SRF) in the amount of R$410,697 for not withholding the 25% income tax on payments made from December 1994 to October 1998. Such taxation did not take into consideration the analysis of bilateral double taxation treaties, which was specifically mentioned in the income tax authorities' response to the formal consultation made. The Company also challenged this assessment and submitted its administrative defense, which is being analyzed by the tax authorities.

Responding to a request from the Ministry of Communications, on October 31, 2000 the Federal Attorney General's Office issued on an expert opinion on the tax disagreements in this matter and about income tax on inbound international revenues (item c.2 below). This opinion argues for the legitimacy of the payment and reflects the federal government's position against the Company. However, the Company's Management and its legal counsel believe that this opinion does not introduce any new facts or arguments that could change the evaluation of this issue when the final decision is issued by the competent authorities.

Regarding the court claim filed with the 14th Federal Court of Rio de Janeiro on January 14, 2002, it was issued a sentence which revoked the writ of mandamus, was revoked in a However, a fiduciary bank guarantee was presented and the payment of the credit will remain in suspension until the final decision is made. The Company is currently challenging that sentence.

Based on the interpretation of the Company's Management and Legal Counsel, which considers that the possibility of loss is minimal, no loss provision has been set up in the financial statements with respect to this dispute.

c.2 - Income Tax on Inbound International Income

Based on its legal advisors' opinion, the subsidiary Embratel believes that the foreign operating income from telecommunications services (inbound traffic) is not subject to taxation, inasmuch as Law No. 9,249 of December 26, 1995, did not revoke the exemption established by specific legislation.

In connection with this matter, in late March 1999, the Federal Revenue Agency (SRF) assessed the Company in the amount of R$287,239 for failing to pay the related income tax for the years 1996 and 1997. In late April 1999, the subsidiary Embratel filed an administrative defense against this assessment that is pending judgment at the first level of the judicial system.

However, the Company decided to pay such income tax for the period from August to December 1998, in the amount of R$34,320 (including interest) and to continue paying such tax in the subsequent months until this issue is resolved. This practice avoids penalties and ensures the Company's right to claim the amount of the taxes paid in excess at the appropriate time. Such amount was paid in the first quarter of 1999 and recorded as an expense for that period.

On June 17, 1999, the Company was further assessed for nonpayment of income tax on net foreign source income for the year 1998 amounting to R$64,396. The Company will continue paying income tax on the net foreign source income until the tax dispute is solved. The subsidiary Embratel also contested this assessment, filing an administrative defense, which was judged partially favorable due to the amount already paid as discussed above, and appealed to the Taxpayers' Council, which, on July 12, 2000, ruled against the Company. Due to this decision, the Company appealed to the Higher Chamber on March 16, 2001. On June 25, 2002, Embratel became aware that the Higher Chamber made a decision against the appeal. Therefore, on June 27, 2002, the Company filed suit to challenge the matter.

The expert opinion of the Federal Attorney General's Office (Advocacia Geral da União - AGU) issued on October 31, 2000 (refer to item c.1 above) also expresses the position of the executive branch of the federal government, against the Company's position. However, the Company's Management and its legal counsel understand that this opinion does not introduce any new facts or arguments of any nature that would alter the issue.

The Company's Management and its legal counsel consider that the probability of loss in this case is only reasonably possible and consequently no loss provision was recorded in the financial statements.

c.3 - ICMS for Services Provided

Until the introduction of Complementary Law No. 87 of September 13, 1996 (Official Gazette of September 16, 1996), the Local Telecommunication Operating Companies invoiced and collected State Value-Added Tax ("ICMS") on Fixed Line Telecommunication Services, on a reduced basis equivalent to an effective rate of 13%, in accordance with ICMS Convention No. 27 of March 29, 1994.

With the above-mentioned Complementary Law entering into effect on September 16, 1996, the telecommunications operating companies of the Telebrás System were instructed by Telebrás to no longer invoice and collect such tax on international outbound telephone traffic.

Currently, certain state tax authorities are fining local telecommunications carriers for non-payment of ICMS related to international traffic.

The subsidiary Embratel received a number of fines for non-payment of ICMS for services provided, including international services and others, also considered by the Company as exempt or non-taxable. Based on the facts currently available, the Company's Management considered the probability of loss on this issue to be remote. The fines concerning facts that may lead to losses, according to the legal counsel, represent a total of approximately R$306 million as of June 30, 2002. As a result of this evaluation, no provision was recorded in the financial statements.

On July 2002, the subsidiary Star One was assessed by the ICMS (Value Added Tax) tax authorities, in the state of Rio de Janeiro, in the amount of R$218 million. These assessments refer to the ICMS tax on the rental of transponders and on broadband internet services. Star One understands that there is no ICMS obligation on the referred services. In addition, the assessments were made considering the total amount of the revenue in the trial balance. The tax authorities did not consider a number of facts that would reduce the tax base, even if the ICMS was indeed levied on such activities. Thus, the subsidiary Star One understands that there are strong grounds to avoid these charges. The subsidiary Star One is still under consultation with its external legal counsel with respect to these tax assessments.

Meanwhile, the Company is participating in efforts to demonstrate the detrimental economic effects of any such tax being charged on the mentioned services, as well as the indispensability of establishing a tax system more appropriate to the sector.

c.4 - PIS/Cofins Taxes

On August 21, 2001, the subsidiary Embratel received two tax claims from the Federal Revenue Service (SRF), totaling R$501 million, including fines and interest, for prior years' PIS/Cofins taxes.

The first claim, in the amount of R$159 million, is related to PIS charges prior to 1995, which were offset according to Complementary Law No. 7/70. In similar cases, both the Taxpayers' Council, and more recently the Federal Court of Justice (STJ), in a decision of its First Section, were favorable to the offset made by the Company.

The second claim, in the amount of R$342 million, is related to Cofins exemption on the exportation of telecommunication services for revenues through the end of 1999. Embratel believes that these revenues were exempt, based on legal opinions on the legislation in effect at that time. As disclosed in prior periods, there were substantial mistakes in the calculations of the tax auditor. As of July 26, 2002, the decision in the first administrative level, the Company's understanding in relation to those mistakes was confirmed, thus the fine was reduced by R$220 million. In view of this event the actual remaining amount is R$122 million. Additionally, contradictory arguments were made in support of the claim, which demonstrate the lack of basis for the assessment, facilitating the Company's legal defense and making it likely that the entire case will be dismissed.

Based on facts and arguments provided, and also on the opinion of its external counsel, the Company's Management evaluated the probability of loss in this assessments as remote. Accordingly, no provision was recorded in the financial statements for this matter.

d. Other Taxes

The manner in which Federal, State and Municipal taxes apply to the operations of the Company is subject to several interpretations due to the unique nature of such operations. Management believes that its interpretation of the Company's tax obligations is substantially in compliance with the current legislation. Accordingly, any changes in the tax treatment of these operations will result in new legislation or interpretative rulings on the part of the tax authorities.

e. Contingencies Related to Anatel and the State Government of São Paulo

As a result of the inconveniences caused to the telephone system users by the telecommunications carriers, on July 3, 1999, the implementation date for the new domestic dialing system, Embratel was officially notified by Anatel to pay a fine related to the period when the carriers implemented the change in dialing codes.

The Company filed suit contesting the validity of the fine, and was granted a temporary injunction for non-payment of the fine and a favorable opinion from the prosecutor's office. Nevertheless, on April 24, 2001, the lower court decision was announced, ordering the Company to pay the fine, but favoring the Company's request for lowering the amount to be paid from R$55 million to R$50 million. The Company appealed to the Court against this decision and obtained a preliminary judicial injuction which may guarantee the non-payment of the fine while discussing this matter at the second court level.

Based on the same facts, the State of São Paulo and the Consumer Protection Foundation (Procon) filed a public civil action at the 14th Court of Public Finances of the State of São Paulo. On March 30, 2000, a lower court decision was announced, ordering the Company and the local carrier to pay a fine of R$30 million and to reimburse the users of telephone services in the State of São Paulo for the phone calls made from July 3 to 12, 1999. The Company filed an appeal against this decision and is currently awaiting the outcome.

The Company's Management and its legal counsel consider that the probability of loss in these cases is only reasonably possible and consequently no loss provision was recorded in the financial statements.

f. Other judicial claims

The subsidiary Embratel is a defendant in two judicial claims against the Company for payment of indemnities for alleged unsettled contractual charges.

Considering the current status of the lawsuits and the arguments presented by legal counsel, the Company evaluates the probability of loss in such claims as probable and has recorded a loss provision in the amount of R$6,500 in the financial statements.

21. ACTUARIAL LIABILITIES - TELOS

Telos - Fundação Embratel de Seguridade Social, a closed private pension fund, is a legal entity under private law, with the objective of providing pensions, assistance and non-profit activities, with administrative and financial independence, based in Rio de Janeiro. It was founded by the subsidiary Embratel on August 1, 1975.

Embratel sponsors two benefit plans: a defined benefits plan and a defined contributions plan, as well as a medical health care plan for retired employees who are participants of the defined benefits plan, all managed by Telos. The rate of contribution to the first plan (the defined benefits plan) for the year of 2001, which is the same as that forecast for the year of 2002, is 19.8% of the salary of the active participants in this plan (39 participants).

Subsequent to the privatization, the Company created a defined contributions plan, through Telos, which was reviewed and approved by the Brazilian Federal Government on November 19, 1998. Subsidiary Star One also became a sponsor effective November 1, 2000. All newly hired employees automatically adhere to the new plan and no further admittance to the defined benefits plan is allowed. For the defined contributions plan, the sponsor's contribution ranges from 3% to 8% of the participants' salary, in addition to the extraordinary contribution, foreseen in the plan's by-laws, for financing administrative expenses, and the balance of the account intended to cover cases of disability and death.

On September 1, 1999, a statement of recognition, acknowledgement of debt, acceptance and amortization of actuarial insufficiency was signed between the subsidiary and Telos, and approved by the Brazilian pensions regulatory authority ("Secretaria de Previdência Complementar"). In accordance with this statement, the actuarial insufficiency recognized in favor of Telos will be paid over the next 20 years, based on the monthly flow of benefits to the employees covered by the defined contributions plan. The unamortized balance of the liability is increased monthly at the rate of remuneration of Telos assets. As of June 30, 2002, the outstanding balance payable to Telos amounts to R$200,642 (R$216,505 on March 31, 2002), which is included in the total assets of the plans reported below.

The above mentioned pension and medical health care plans sponsored by subsidiaries Embratel and Star One are the only post-employment benefits granted to employees.

Upon the issuance of CVM Deliberation No. 371, on December 13, 2000, which approved the IBRACON pronouncement on accounting for employee benefits, new accounting guidelines were instituted for recording and disclosure of the effects arising from employee benefit plans.

Consequently, on December 31, 2001, the subsidiary Embratel recorded a liability in the amount of R$193,424 against shareholders' equity in the form of a prior period adjustment. As of June 30, 2002, such cumulative liability amounted to R$203,641.

Statement of changes in actuarial liabilities:

Beginning balance - unsecured liabilities (defined contributions plan, as of December 31, 2001)	226,425
Actuarial liabilities from CVM Deliberation 371 (medical assistance plan)	193,424
Actuarial liabilities as of December 31, 2001	419,849
Charges and interests on actuarial liabilities	25,211
Expected return on plans assets	(1,892)
Payments made in the period (defined contribution plan)	(38,885)
Actuarial liabilities as of March 31, 2002	404,283
Current	61,410
Noncurrent	342,873

Main actuarial assumptions used at balance sheet date:

(i)	Discount rate for present value of actuarial liabilities	Inflation + 6.0% p.a.
(ii)	Profitability rate expected for plan assets	Inflation + 9.0% p.a.
(iii)	Average growth in salary, INSS benefit growth and plan benefit readjustment	Inflation + 0.0% p.a.
(iv)	Long term annual inflation rate	5.0% p.a.
(v)	Medical cost increase	Inflation + 5.54% p.a.

From an equity point of view, Telos' financial statements as of June 30, 2002, show the following balances (estimated and unaudited amounts):

Technical reserves-	
Actuarial reserves	1,654,302
Defined benefits plan-	
Benefits provided	763,378
Benefits to be provided	7,927
Defined contributions plan-	
Benefits provided	285,134
Benefits to be provided	597,863
Technical surplus	56,140
Total reserves	1,710,442
Assets of the plans-	
Fixed-income market	1,299,377
Variable-income market	220,702
Real estate market	81,909
Operations with participants	38,041
Total assets of the plans	1,640,029
Sponsors contributions in the period	11,823

22. SHAREHOLDERS' EQUITY

a. Capital Stock

The authorized capital on June 30, 2002 and March 31, 2002 is comprised of 700 billion common or preferred shares. The subscribed and fully paid-in capital stock amounts to R$2,273,913 as of June 30, 2002. It is comprised of 334,399,028 thousand shares without par value, held (in-batches of one thousand shares) as follows: 124,369,031 common shares and 210,029,997 preferred shares. The book value per share (batches of one thousand shares, expressed in reais) as of June 30, 2002 and March 31, 2002, amounts to R$15.42 and R$15.88, respectively.

As of June 29, 2001, Startel Participações Ltda., which held 19.3% of the Company's capital stock, transferred 2,350,575 common shares (in thousands of shares) to a new shareholder, New Startel Participações Ltda., which now holds 0.7% of the Company's capital stock.

b. Income Reserves

Legal Reserve

The setting up of this reserve is compulsory based on 5% of net annual income up to the limit of 20% of the paid-in capital, or 30% of the capital stock taken together with capital reserves. After this limit, no further appropriation of this reserve is mandatory. The legal reserve may only be used for future capital increase or to offset accumulated deficits.

Unrealized Earnings Reserve

This reserve originates from the Telebrás spin-off (Note 1), and results from net gains on the monetary restatement of the balance sheet and from the equity pick up of investments. The reserve is realized when dividends are received from the subsidiaries, or to complement minimum dividends due to preferred shareholders.

c. Treasury Shares

As of June 30, 2002, the Holding Company held 1,466,667 thousand of its own preferred shares in treasury, at a weighted average cost of R$28.02 per thousand shares. During the second quarter of 2002, there were no sales of treasury shares.

d. Dividends

The preferred shares are non-voting, except under certain limited circumstances. They are entitled to a minimum non-cumulative dividend of 6% per annum on the amount resulting from the division of the subscribed capital by the number of shares and have priority in relation to the common shares in the event of liquidation of the Company.

According to the Company's by-laws, dividends must be distributed for each fiscal year ended December 31. These dividends must be at least 25% of the adjusted net income. Dividends are calculated according to the Company's by-laws and in accordance with the corporate law. The proposed dividends are appropriated at year-end.

e. Stock Option Plan

The stock option plan was approved at the General Meeting of Shareholders held on December 17, 1998 and is regulated by the Management Commission on stock option plan, within the limits of its authority. The plan grants directors and employees the option of acquiring preferred shares at market value on the grant date in the proportion of 25% in each annual period, the first being after an eight-month period from the date the option was granted, and the other every

January after 2003. The options must be exercised within 10 years of the grant date. Until the third quarter of 2001, the market value at grant date was restated by the General Market Price Index (IGP-M) until the exercise date, with exercise proportional to 33.33% in each base-period, after one year as from the grant date, also within the limit of 10 years.

The acquired shares will maintain all of the rights pertaining to the shares of equal class and type, including dividends. The summarized information on the plan is as follows:

Number of preferred share purchase options (thousands of shares)-	
Open options as of December 31, 1999	1,762,667
Options offered in 2000	2,048,265
Options exercised in 2000	(122,700)
Options sold in 2000	(4,800)
Options cancelled in 2000	(130,000)
Open options as of December 31, 2000	3,553,432
Options offered in 2001	3,106,904
Options sold in 2001	(13,333)
Options cancelled in 2001	(382,292)
Open options as of December 31, 2001	6,264,711
Options cancelled in 2002	(362,240)
Open options as of June 28, 2002	5,902,471
Weighted average exercise price of the purchase options on June 30, 2002 (per thousand shares, expressed in reais)-	6.53

f. Reconciliation of Net Income of the Company to those of the Consolidated Financial Statements

As of June 30, 2002 and 2001, the reconciliation between the Company's net loss for the period and the Consolidated net loss is as follows:

	Six-month period ended June 30	
	2002	2001
Company	(188,801)	(63,662)
Recognition of the effects from the merging process which occurred in the subsidiary Star One (Note 11)	-	(8,914)
Recognition of the effects from other subsidiaries in subsidiary Embratel)	161	-
Consolidated	(188,640)	(72,576)

23. TRANSACTIONS WITH RELATED PARTIES

After the privatization, the main transactions with related parties started being carried out with WorldCom, according to usual market conditions for these types of operations. Balances receivable and payable as of June 30 and March 31, 2002, resulting from such transactions, are as follows:

	Consolidated	
	June 30, 2002	March 31, 2002
ASSETS:		
Current-		
Foreign telecommunications operators (telephony traffic)-		
WorldCom	113,417	83,331
LIABILITIES:		
Current-		
Foreign telecommunications operators (telephony traffic)-		
WorldCom	60,152	75,667
Proceda	425	483
Other telecom companies	1,163	802
Mangement fee - WorldCom	70,665	48,655

	Consolidated	
	June 30, 2002	June 30, 2001
INCOME STATEMENTS:		
Net operating revenues-		
International traffic WorldCom	57,752	65,496
Cost of services-		
International traffic WorldCom	(32,352)	(28,322)
Proceda	(8,398)	(2,869)
Other	(2,581)	(633)
General and administrative expenses-		
Management fee - WorldCom	(18,257)	(18,679)

Under the terms of the concession contract with Anatel and as approved by the shareholders on November 18, 1998, in the six-month periods ended June 30, 2002 and 2001, the amounts of R$18,257 and R$18,679, respectively, were charged to General and Administrative Expenses for consulting services rendered by WorldCom International, Inc., a subsidiary of WorldCom.

24. INSURANCE (NOT REVIEWED)

The Company's Management considers that all assets and responsibilities of relevant values and risks are covered by insurance policies.

25. FINANCIAL INSTRUMENTS

a. Miscellaneous

The subsidiary Embratel carries out transactions with financial instruments designed to reduce the exposure to risks of fluctuation in currency and interest rates, which usually involve swap of indices and/or earnings/interest rates of cash equivalents and marketable securities and loans. The management of such risks is conducted by means of operating strategies and determination of limits.

b. Swap - Interest and Currency

The subsidiary Embratel used derivative operations to protect mainly,against the variation of foreign currency loan principal against the Real. The par values of such operations, at the end of the second quarter of 2002, totaled R$1,639,322 (R$1.313.682 in the first quarter) and were not recorded in the balance sheet.

The gains and losses on such operations result from differences of variations in contracted indices, and are recorded on an accrual basis under Interest Income (Expense).

c. Criteria, Assumptions and Limitations in Market Value Calculations

Cash and Cash Equivalents, Trade Accounts Receivable and Accounts Payable - Current

The balances per books approximate market value because of the high turnover of these instruments.

Deferred Taxes - Assets and Liabilities

The market value was calculated through the discount of projected cash flows, indexed by the TJLP (a Brazilian benchmark long-term interest rate).

Loans and Financing

The market value is calculated through the present value of the projected cash flows related to each instrument, using current interest rates for similar instruments and maturity dates.

Limitations

The market values are calculated on a specific date, based on relevant market and financial instrument information. The changes in assumptions may significantly impact such estimates.

The financial instruments, including short-term amounts, which are recorded at amounts different from market values, are summarized below:

	Consolidated			
	June 30, 2002		March 31, 2002	
	Book value	Market value	Book value	Market value
Deferred and recoverable taxes	1,428,285	1,307,322	1,203,999	1,094,244
Assets	1,428,285	1,307,322	1,203,999	1,094,244
Taxes and contributions	575,678	543,999	702,268	652,873
Loans and financing	4,552,174	3,895,124	3,560,608	3,430,658
Swap/Hedge	(173,565)	(66,812)	188,765	150,627
Liabilities	4,954,287	4,372,311	4,451,641	4,234,158

26. SUBSEQUENT EVENT

Anatel officially announced, on August 8, 2002, that Embratel is authorized to provide local services in the country.

27. TRANSLATION OF THE REPORT ORIGINALLY ISSUED IN PORTUGUESE

The accompanying financial statements are presented on the basis of accounting practices established by the corporate law in Brazil. Certain accounting practices applied by the Company and its subsidiaries that conform to those accounting practices in Brazil may not conform to accounting principles generally accepted in other countries.

* * * * * * * * * * * *

EMBRATEL PARTICIPAÇÕES S.A.

COMMENTS ON THE CONSOLIDATED PERFORMANCE

IN THE FIRST SEMESTER OF 2002 COMPARED TO THE MAIN

VARIATIONS OCCURRED IN THE SAME PERIOD LAST YEAR

NET REVENUES

R$ mil	2Q01	1Q02	2Q02	% Var YoY	% Var QoQ	1H01	1H02	% Var YoY	FY 2001	% Var YoY
Net Revenues	**1,860,480**	**1,796,955**	**1,811,021**	**-2.7%**	**0.8%**	**3,703,206**	**3,607,976**	**-2.6%**	**7,460,956**	**11.1%**
Voice Services	1,367,510	1,292,016	1,296,338	-5.2%	0.3%	2,695,589	2,588,354	-4.0%	5,412,351	10.6%
Data Services	434,780	450,133	456,273	4.9%	1.4%	894,432	906,406	1.3%	1,814,729	13.0%
Other	58,190	54,806	58,410	0.4%	6.6%	113,185	113,216	-0.0%	233,876	8.5%

VOICE SERVICES

R$ thousands	2Q01	1Q02	2Q02	% Var YoY	% Var QoQ	1H01	1H02	% Var YoY	FY 2001	% Var YoY
Total Voice	**1,367,510**	**1,292,016**	**1,296,338**	**-5.2%**	**0.3%**	**2,695,589**	**2,588,354**	**-4.0%**	**5,412,351**	**10.6%**
Domestic Long Distance	1,131,682	1,119,337	1,134,346	0.2%	1.3%	2,239,675	2,253,683	0.6%	4,555,279	16.2%
International Long Distance	235,828	172,679	161,992	-31.3%	-6.2%	455,914	334,671	-26.6%	857,072	-11.8%

Domestic Long Distance

Revenue Stability Maintained

Domestic long distance revenues were R$1.1 billion in the second quarter of 2002 comparable to the year ago quarter. Compared to the previous quarter, domestic long distance revenues rose 1.3 percent reflecting both a better traffic mix as well as an increase in business days in the season.

Embratel continues to actively manage calls and an average of 2.7 million non-performing lines were prevented from completing calls during the quarter.

Year-to-date, domestic long distance revenues were R$2.3 billion, representing a slight increase from the comparable 2001 six month period. This revenue performance reflects primarily the company's efforts to manage non-performing calls. Embratel's efforts to manage calls continues to have a positive impact on operating performance and voice margins.


Domestic Long Distance Net Revenues
R$ thousands
1.131.682
1.174.637
1.140.967
1.119.337
1.134.346
2,1%
3,8%
-2,9%
-1,9%
1,3%
2Q01
3Q01
4Q01
1Q02
2Q02
DLD
% Growth - QoQ


Domestic Long Distance Net Revenues
R$ thousands
1.131.682
1.134.346
0,2%
2Q01
2Q02
DLD
% Growth - YoY

International Long Distance

Market Volume Grows

As expected, international long distance revenues continued to decline primarily due to lower market prices. Embratel volumes continue to be strong reflecting market volume growth. The company has maintained its efforts to reduce fraudulent international calls and capture traffic from services provided by illegal operators. In the second quarter, international revenues were R$162 million representing a R$11 million decline from the first quarter of 2002. Compared to the second quarter of 2001, international revenues fell 31.3 percent. Price declines in the international voice segment were anticipated. This sharp year-over-year revenue decline evidences the changing fundamentals of the international voice segment.


International Long Distance Net Revenues
R$ thousands
235.828
218.348
182.810
172.679
161.992
7,2%
-7,4%
-16,3%
-5,5%
-6,2%
2Q01
3Q01
4Q01
1Q02
2Q02
ILD
% Growth - QoQ


International Long Distance Net Revenues
R$ thousands
235.828
161.992
-31,3%
2Q01
2Q02
ILD
% Growth - YoY

On an year-to-date basis, international long distance revenues were R$335 million compared to R$456 million in the first six months of 2001. International revenues represented 9.3 percent of the company's total revenues compared to 12.3 percent in the first six months of 2001.

DATA COMMUNICATION SERVICE

Client Base and Bandwidth Demand Continues to Grow

R$ thousands	2Q01	1Q02	2Q02	% Var YoY	% Var QoQ	1H01	1H02	% Var YoY	FY 2001	% Var YoY
Total Data	**434,780**	**450,133**	**456,273**	**4.9%**	**1.4%**	**894,432**	**906,406**	**1.3%**	**1,814,729**	**13.0%**
Data & Internet	403,097	429,988	437,522	8.5%	1.8%	824,304	867,510	5.2%	1,691,099	21.7%
Wholesale	31,683	20,145	18,751	-40.8%	-6.9%	70,128	38,896	-44.5%	123,630	-42.7%

Second quarter data revenues rose 4.9 percent to R$456 million compared to the same quarter of 2001. Data services revenue which includes corporate networks, frame relay services and Internet grew 8.5 percent when compared to the same quarter of the previous year. Frame relay and Internet services were the main contributors for this growth. The company continues to experience price declines in dedicated services including dedicated Internet links. As anticipated, wholesale revenues continued to decline.

Embratel continues to grow its client base adding new customers in the mid-sized company environment. Demand for bandwidth and ports is also strong.

On an accumulated basis, data and Internet services grew 5.2 percent compared to the first six months of the previous year. Wholesale revenues declined 44.5 percent in the same period. Total accumulated data revenues were R$906 million, representing a 1.3 percent growth compared to the first six months of 2001.


Data Communications Net Revenues
R$ thousands
434.780
458.644
461.653
450.133
456.273
5,4%
5,5%
0,7%
2,5%
1,4%
2Q01
3Q01
4Q01
1Q02
2Q02
Total Data
% Growth - QoQ


Data Communications Net Revenues
R$ thousands
434.780
456.273
4,9%
2Q01
2Q02
Total Data
% Growth - YoY

EBITDA

R$ thousands	2Q01	1Q02	2Q02	% Var YoY	% Var QoQ	1H01	1H02	% Var YoY	FY 2001	% Var YoY
Net Revenue	**1,860,480**	**1,796,955**	**1,811,021**	**-2.7%**	**0.8%**	**3,703,206**	**3,607,976**	**-2.6%**	**7,460,956**	**11.1%**
Cost of Services	(1,239,697)	(1,193,810)	(1,189,023)	-4.1%	-0.4%	(2,447,796)	(2,382,833)	-2.7%	(4,954,802)	12.6%
Operating Expenses	(478,866)	(542,133)	(541,324)	13.0%	-0.1%	(941,126)	(1,083,457)	15.1%	(2,552,350)	-73.8%
Operating Income before Interest	141,917	61,012	80,674	-43.2%	32.2%	314,284	141,686	-54.9%	(46,196)	-105.5%
Depreciation & Amortization	259,848	272,453	280,561	8.0%	3.0%	509,656	553,014	-8.6%	1,061,631	23.9%
Operating Income before Interest, Depreciation and Amortização (Ebitda)	**401,766**	**333,465**	**361,235**	**-10.1%**	**8.3%**	**823,940**	**694,700**	**-15.7%**	**1,015,435**	**-40.4%**
Margim: (Ebitda/Net Revenue	21.6%	18.6%	19.9%	-7.6 pp	7.5 pp	22.2%	19.3%	13.5 pp	13.6%	-46.4 pp

EBITDA was R$361 million in the second quarter of 2002. Compared to the previous 2002 quarter, EBITDA rose 8.3 percent. EBITDA margin rose by more than a percentage point to 19.9 percent quarter-over-quarter. Compared to the FY2001 EBITDA margin of 13.6 percent there was an increase of 6.3 percentage points.

Embratel installed 47 points-of-presence for interconnection (PPI) in the second quarter of 2002 totaling 75 new PPIs since the beginning of the year. PPIs enable the company to replace a per minute long distance interconnection tariff (TU-RIU) with its own network causing a reduction in interconnection costs. Total access costs dropped to 46.4 percent of net revenues in the second quarter of 2002 compared to 47.6 percent in the first quarter of this year. As a result, EBITDA improved.

The company paid approximately R$19 million of PIS and COFINS associated with hedge income during the second quarter of 2002. This was an unusual amount of transaction tax expense that resulted from the devaluation of the Real vis-a-vis the US dollar. Under "Legislacão Societária" accounting rules, these types of transaction taxes are recorded as an operating expense even though the income to which this tax relates is recorded as a financial income . The hedge income accrued during a devaluation generates an increase in such tax expenses.

In addition, active call management continued to contribute to the improved operating performance and productivity. The provision for doubtful receivables was R$163 million in the quarter, or 9.0 percent of net revenues (6.8 percent of gross revenues) representing an improvement when compared to 9.7 percent in the first quarter of 2002 and to the FY2001 provisioning level of 15.5 percent. This is the second consecutive quarter of declining provisions for doubtful accounts.

The reduction in interconnection costs and provision for doubtful accounts were the main factors contributing to the increase in EBITDA margin to 19.9 percent in the second quarter of 2002 from 18.6 percent in the first quarter of 2002 and 13.5 percent in FY2001.

Year-to-date SG&A excluding bad debt was R$666 million compared to R$572 million in the same period a year ago. This increase was mainly caused by higher operating expenses such as billing and asset maintenance associated with the company's adaptation to dealing with mass markets and tightening management controls. These expense items are related to collection efforts and internal systems which permit closer management of operations. These management systems have a positive impact on bad debt provisions, capital expenditures and internal asset allocation and contribute to the long term improvement of operating performance.

As of early July 2002, the price cap on local access interconnection rates (TU-RL) rose 1.7 percent. We expect this increase to be fully implemented in August as tariffs continue to be set at the cap due to the lack of competition in local access.


Ebitda
R$ thousands
401.766
390.544
267,5%
361.235
2Q01
3Q01
4Q01
1Q02
2Q02
(199.050)
-151,0%
Ebitda
% Growth - QoQ


Ebitda
R$ thousands
401.766
361.235
-10,1%
2Q01
2Q02
Ebitda
% Growth - YoY

EBIT

Operating income (EBIT) was R$81 million in the second quarter of 2002 representing a 32.2 percent increase quarter-over-quarter. This increase reflects the reduction in interconnection costs and the improvement in provisions for doubtful accounts.

Year-to-date, EBIT was R$142 million compared to R$314 million in the first half of 2001. The decline is explained not only by higher provisions for doubtful accounts but also by increased billing and asset maintenance expenses.

LOSS FOR THE PERIOD

	2Q01	1Q02	2Q02	% Var YoY	% Var QoQ	1H01	1H02	% Var YoY	2001	% Var YoY
Net Income/(Loss) (R$ thousands)	(38,829)	(36,440)	(152,200)	-292.0%	-317.7%	(72,576)	(188,640)	-159.9%	(553,671)	-195.9%
Shares Outstanding (million shares)	332,932	332,932	332,932			332,932	332,932		332,932	
Losses per 1000 shares (R$)	(0.12)	(0.11)	(0.46)			(0.22)	(0,57)		(1.66)	

The net loss for the second quarter of 2002 was R$152 million. The loss, which was created mainly by the effect of the devaluation of the Real vis-a-vis the US dollar (22.4 percent in the quarter) on the Company's foreign currency debt (see Financial Position below), was partially offset by an ILL tax recovery.

The Imposto Sobre Lucro Líquido (ILL) was a Federal Government Tax imposed between 1989 and 1992. In 1996 the Brazilian Supreme Court ruled that the ILL was unconstitutional. Embratel filed a lawsuit. In 2001 the Tribunal Regional Federal - second judicial level - ruled in favor of Embratel and in May 2002, the administrative Tax Court ruled that the ILL recovery was not subject to income tax. Considering that this issue could not be subject to any further appeal at the Judicial level, Embratel recognized a non-cash tax recovery of R$198 million including interest in the second quarter of 2002. This tax recovery was recorded under Other non-operating income.

On an accumulated basis, the net loss reached R$189 million in the first six months of 2002 compared to a net loss of R$73 million in the first half of 2001.

FINANCIAL POSITION

Embratel Participações ended the quarter with a cash position of R$617 million. Net debt outstanding as of June 30, 2002 was R$3.8 billion (total debt of R$4.4 billion). Short term debt was R$1.4 billion. The devaluation of the Real increased Embratel's overall debt position by R$588 million, net of hedging income. Had hedging not been done, total debt would have increased by almost R$1 billion. During the quarter the company received funds of R$212 million and paid R$248 million of interest and principal.

The Company increased its short-term hedged position to 75 percent. Embratel's policy is to seek to hedge all debt with maturities of less than one year whenever market conditions permit. This policy aims at achieving a balance between preserving cash and protecting the balance sheet. The company's hedged debt and respective average debt cost are in table 16 below.

	Jun 30, 2002			
Embratel Participações S.A.	**Amounts in R$ thousands**	**%**	**Average Cost of Debt**	**Average Maturity**
Hedged short term debt (notional amount)	1,073,403	74.5%	93.65% CDI	up to 12 months
Unhedged short term debt	368,367	25.5%	US + 8.61% pa.	up to 12 months
Total short term debt	**1,441,770**	**100.0%**		
Hedged long term debt (notional amount)	729,636	24.8%	99.30% CDI	up to 2.16 years
Unhedged long term debt	2,207,203	75.2%	US + 8.48% pa.	up to 8.30 years
Total long term debt	**2,936,839**	**100.0%**		
Total hedged debt	1,803,039	41.2%		
Total unhedged debt	2,575,570	58.8%		
Total debt (net of hedge gains)	**4,378,609**	**100.0%**		

During the quarter Embratel obtained from Fortis, an European bank, a five-year US$25 million credit line that we plan to use before June 2003. Our debt is due to export credit agencies such as the Eximbank-USA, the EDC-Canada, the Coface-France and the EKN-Germany, and to banks directly or in the form of syndicates. Forty seven percent of our outstanding debt is due to ECAs or are trade related. There are no bonds or commercial paper. Embratel's debt carries no financial covenants (other than standard cross-default) and no controlling shareholder guarantees. Embratel does not provide financial guarantees to non-affiliates.

For the 2002 period Embratel requires no new refinancing. Embratel has approximately US$777 million of debt principal maturing in 2003. There is debt maturing every quarter although some concentration exists in the first and third quarters. As of June 30, 2002, 89.0 percent of the debt due in the first quarter of 2003 was hedged and 67.0 percent of all debt maturing in 2003 was hedged. The table 17 below shows the hedged portion of debt maturing per quarter in 2003.

Debt Principal 2003	Hedged Portion	Debt principal maturing per quarter
First quarter	89.0%	39.0%
Second quarter	78.0%	14.2%
Third quarter	59.0%	34.4%
Fourth quarter	8.0%	12.3%
Total	**67.0%**	**100.0%**

The company has initiated its 2003 refinancing program contemplating a continued improvement in cash generation, decrease in capital expenditures and additional funding alternatives such as the BNDES, ECA credit, use of available credit lines and possible sale of non-strategic assets, among other activities.

ACCOUNTS RECEIVABLES

The Company's net receivable position on June 30, 2002 was R$1.9 billion. Gross receivables were R$3.7 billion in the second quarter of 2002 compared to R$3.4 billion in the first quarter of 2002. This increase was caused by the impact of the devaluation of the Real on receivables from foreign administrators. Provision for doubtful accounts balance was R$1.7 million at the end of the second quarter of 2002. Net account receivables fell to R$1.9 billion in the second quarter of 2002 from R$2.6 billion in the second quarter of 2001.

Embratel's call management system has now been fully operational for a full quarter. The same is true for CACs, the collection's system. These tools are helping us to tighten collection efforts over non-payers and we continue to improve collections.

Embratel Participações SA R$ thousands	Gross Receivables Jun 30,2002
Accounts Receivables	
Voice Services	2,650,175
Data, Telco and Other Services	699,382
Foreign Administrations	339,678
Gross Receivables	3,689,234
Allowance for Doubtful Accounts	(1,714,240)
Net Receivables	1,974,994

Embratel Participações SA R$ thousands	Net Account Receivables
Voice Service	**1,027,576**
Current	64.2%
1-60 days	26.9%
61-120 days	8.9%
> 120 days	0

CAPITAL EXPENDITURES

During the second quarter, capital expenditures were R$296 million. The breakout of this expenditure is the following: local infrastructure and access - 19.5 percent (including PPIs); data and Internet services - 24 percent; network infrastructure - 7.2 percent and others - 49.3 percent. Other includes approximately R$50 million spent on Star One's new satellite. Cumulative capital expenditure has been R$544 million in 2002. Our capex figures to date do not include any capitalized interest.


Capex Breakdown
R$ million
340
29,1%
12,5%
18,6%
39,8%
380
36,5%
20,8%
19,3%
23,5%
508
36,4%
21,5%
20,9%
21,2%
248
28,4%
8,6%
36,9%
26,2%
296
49,3%
7,2%
24,0%
19,5%
2Q01
3Q01
4Q01
1Q02
2Q02
Local Infrastructure and Access
Data and Internet Service
Network Infrastructure
Others


Capex 1H 2002
R$ 543,7 million
Local Infrastructure and Access 22,5%
Others 39,8%
Data and Internet Service 29,8%
Network Infrastructure 7,8%

TARIFFS

On July 1, 2002, Embratel was authorized to raise domestic long distance tariffs by 5.0 percent on average. International long distance tariffs price cap declined by 7.0 percent having no impact on market prices.

GUIDANCE

Embratel is working diligently to improve the company's operations and overall performance, however, in view of the sharp depreciation of the currency and the persisting economic uncertainty, the company is no longer providing financial guidance.

INTERCONNECTION AND COMPETITION

The Brazilian Telecommunications Model established as primary objectives "Universalization of Services" and "Competition", to ensure availability, choice and innovation in telecommunications. To enable TRUE AND FAIR COMPETITION, Embratel has been taking various initiatives, primarily our Petition to Anatel (Press Release April 24, 2002) and the injunctions requested through the judicial process. Embratel understands that only through the enforcement of existing Laws and Regulations that prohibit anti-competitive behavior, competition will be allowed to flourish, enabling fair value and quality telecommunication services to the Brazilian consumer.

Embratel is the premier communications provider in Brazil offering a wide array of advanced communications services over its own state of the art network. It is the leading provider of data and Internet services in the country. Service offerings: include advanced voice, high-speed data communication services, Internet, satellite data communications and corporate networks. Embratel is uniquely positioned to be the all-distance telecommunications network of South America. The Company's network has countrywide coverage with 28,868 km of fiber cables comprising 1,068,657 km of optic fibers.

* * * * * * * * * * * *

STATEMENTS OF INCOME OF SUBSIDIARIES/AFFILIATES

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2001

EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A. - EMBRATEL

(In thousands of Brazilian reais, except for net earnings per thousand shares)

(Translation of the report originally issued in Portuguese.
See Note 27 to the financial statements.)

	June 30	
	2002	2001
GROSS OPERATING REVENUE:		
Telecommunications services	4,692,885	5,013,804
Gross revenue deductions	(1,084,909)	(1,310,598)
Net operating revenue	3,607,976	3,703,206
Cost of services	(2,382,833)	(2,447,796)
Gross profit	1,225,143	1,255,410
OPERATING REVENUES (EXPENSES)	(1,081,822)	(939,520)
Commercialization of services	(541,085)	(522,858)
General and administrative	(538,226)	(430,645)
Other operating revenue (expenses)	(2,511)	13,983
OPERATING INCOME BEFORE INTEREST	143,321	315,890
Interest expense	(680,455)	(362,239)
OPERATING LOSS	(537,134)	(46,349)
Extraordinary nonoperating income	198,131	-
Nonoperating income (expense)	4,038	(7,151)
NET LOSS BEFORE TAXES AND PARTICIPATIONS	(334,965)	(53,500)
Income tax and social contribution on profits	165,881	8,859
Employees' profit share	(14,992)	(23,115)
Minority interest	(6,969)	(4,889)
NET LOSS FOR THE YEAR	(191,045)	(72,645)
QUANTITY OF OUTSTANDING SHARES (IN THOUSANDS)	4,723,844	4,723,844
NET LOSS PER THOUSAND SHARES	(40.44)	(15.38)

The accompanying notes are an integral
part of these financial statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Embratel Holding Company

Date: September 19, 2002

By: [signature]

Name: Daniel Eldon Crawford

Title: President